

December 12, 2022

Henry Nisser
President and General Counsel
Ault Disruptive Technologies Corporation
100 Park Avenue, Suite 1658A
New York, NY 10017

      Re: Ault Disruptive Technologies Corporation
           Form 10-K for the Year Ended December 31, 2021
           Response dated November 30, 2022
           File No. 001-41171

Dear Henry Nisser:

      We have reviewed your November 30, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comment are to our comment in our November 21, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

General

1.   We note your response to comment 1 and that the Sponsor has substantial ties with a non-U.S. person. Please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from

completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

You may contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Spencer Feldman